PRESS RELEASE

PARAMOUNT ENERGY TRUST 2006 U.S. INCOME TAX REPORTING

Calgary, Alberta – April 5, 2007 (TSX – PMT.UN)  The following supplementary information is being provided to assist U.S. individual Unitholders of Paramount Energy Trust (“PET”) in reporting distributions received from PET during 2006 on their Internal Revenue Service ("IRS") Form 1040, “U.S. Individual Income Tax Return” ("Form 1040").

This information is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of PET trust units.  Holders or potential holders of PET trust units should consult their own legal and tax advisors as to their particular tax consequences of holding PET trust units.

As mentioned in our previous press release on March 7, 2007, U.S. individual Unitholders who hold their PET trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary.  We expect that the stockbroker or other intermediary will issue a Form 1099–DIV, “Dividends and Distributions” or a substitute form developed by the stockbroker or other intermediary.  PET is not required to furnish such Unitholders with Form 1099-DIV.

It has come to our attention that information reported on the Forms 1099-DIV issued by many stockbrokers or other intermediaries will likely not accurately reflect the “qualified dividend” information reported in our previous press release to U.S. investors.  Such inconsistency is due to the fact that the consulting firms hired by many stockbrokers and other intermediaries in the U.S. to compile reporting information on foreign entities may have provided a different interpretation as to how foreign entities can satisfy the safe harbors issued by the IRS for “qualified foreign corporation” status.  Brokers and other intermediaries are not required to issue amended Forms 1099-DIV to reflect guidance provided by reporting entities.

The IRS is aware that there may be instances when the safe harbor information reporting procedures may not be satisfied, although the reported dividends are actually qualified dividends.  In such a case, IRS Notice 2003-79 indicates “a recipient of Form 1099-DIV may treat a dividend as a qualified dividend if such person believes the dividend is a qualified dividend, subject to applicable penalties in the event the amount so reported is not in fact a qualified dividend.”

About PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A”, and “PMT.DB.B” respectively.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W. Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.